
May 25, 2022

John Ciampaglia
Chief Executive Officer
Sprott ESG Gold ETF
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario
Canada M5J 2J1

> **Re: Sprott ESG Gold ETF**
> **Registration Statement on Form S-1**
> **Filed April 29, 2022**
> **File No. 333-264576**

Dear Mr. Ciampaglia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Refer to your response to comment 1. Please revise to disclose how the Mint exchanges the unallocated gold for Sprott ESG Approved Gold, including how the Mint obtains doré originating from Sprott ESG Approved Mines, and please disclose how the Mint exchanges the Sprott ESG Approved Gold for unallocated gold. In addition, we note that you state that "[a]ll exchanges of unallocated gold to Sprott ESG Approved Gold and from Sprott ESG Approved Gold to unallocated gold are on a 1:1 basis, that is, each ounce of unallocated gold upon conversion will result in one ounce of Sprott ESG Approved Gold, and vice versa." Because the Sprott ESG Approved Gold, although valued using the

LBMA Gold Price PM, may be more expensive to obtain than the unallocated gold, please tell us how the Mint is able to create gold bullion of Sprott ESG Approved Gold on a 1:1 basis with the unallocated gold. Also please explain whether and to what extent any ESG Approved Gold that is converted into unallocated gold will remain available to meet future requests to convert unallocated gold to ESG Approved Gold.

2.   We note that you pay fees, issue creation baskets and make redemptions with unallocated gold and that you determine the value of the Sprott ESG Approved Gold by utilizing the LBMA Gold Price PM. Please describe the direct or indirect impact of Russia's invasion of Ukraine on the price of gold and how volatility of the price of gold could impact the Trust, and, if material, address the associated risks in the Risk Factors section. Also, as Russia is a major exporter of gold, please disclose any potential material impact on the Trust resulting from sanctions against Russia or export bans, including the LBMA's suspension of Russian gold refineries from its Good Delivery List accreditation as of March 7, 2022, and, if material, discuss the associated risks in the Risk Factors section.

<u>Report of Independent Registered Public Accounting Firm, page 99</u>

3.   We note you included a placeholder for seed financial statements on page 99. Please confirm you will file these financial statements as soon as they are available, in order to allow the staff sufficient time to complete its review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance